FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of March No. 2 2014

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On March 11, 2014, the registrant announces Participates at Cadence Design Systems 2014 User Conferences: CDNLive Silicon Valley, EMEA and Israel. Attached please find the press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 11, 2014	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Participates at Cadence Design Systems 2014 User Conferences:
CDNLive Silicon Valley, EMEA and Israel

Continued collaboration with Cadence achieves better design kits and flow for mutual customers

NEWPORT BEACH, Calif., March 11, 2014 – TowerJazz, the global specialty foundry leader, today announced its participation at Cadence 2014 Worldwide User Conferences: CDNLive Silicon Valley in Santa Clara, CA on March 11-12, CDNLive EMEA in Munich, Germany on May 19-21, and CDNLive Israel in Tel Aviv on November 3, 2014. TowerJazz is expanding sign-off tool support for Layout Versus Schematic (LVS), design rule check (DRC) and QRC in Cadence’s advanced Physical Verification System (PVS) platform. Reference flow 3.0 will be released by the mid 2014 and will include full PVS support and other advance features.

TowerJazz continues to support Cadence Design Flows for mutual customer benefits by adding the most advanced features to its design kits with the goal of enabling the highest performing designs in the shortest possible time. At the CDNLive conferences, TowerJazz is presenting the enablement of Cadence Open Access (OA) support for all of its major technology platforms such as RF/High Performance Analog (HPA), power management, CMOS image sensor, and CMOS. A full reference design flow for mixed mode simulation on TowerJazz’s power management platform will also be showcased.

Collaboration between TowerJazz and Cadence, the analog EDA tool leader, allows mutual customers a clean design flow and higher yield by using mutual tools. For instance, noise analysis tools allow customers higher yield as they can analyze the noise in the design phase rather than after fabrication.

“We are constantly investing efforts in further developing our partnerships with major EDA vendors such as Cadence to provide our mutual customers with the most comprehensive and up-to-date EDA tools along with our industry leading technology,” said Ori Galzur, Vice President of the TowerJazz VLSI Design Center.

TowerJazz provides a design enablement platform that complements its sophisticated technology and enables a quick and accurate design cycle. TowerJazz provides design kits, IPs and dedicated design services for its process technologies so its customers succeed with first-time working silicon and fast time-to-market. TowerJazz has deep partnerships with major EDA vendors and IP providers to supply its customers with the most comprehensive and up-to-date design solutions available in the market.

For more information on TowerJazz’s participation at CDNLive, please visit the company’s website: http://www.towerjazz.com/events.html.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform that enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization and development Process Services to IDMs and fabless companies that need to expand capacity. TowerJazz offers multi-fab sourcing with two manufacturing facilities in Israel, one in the U.S., and one in Japan. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Company/Media Contact: Limor Silberberg | +972-4-604-7249| limor.silberberg@towerjazz.com

Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com